FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to the SEBI (Listing Obligations and Disclosure Requirement) Regulations, 2015, we attach herewith the disclosure of related party transactions on consolidated basis drawn in accordance with the applicable accounting standards, for the year ended March 31, 2019.

This is for your information and appropriate dissemination.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Related party transactions

The Group (ICICI Bank Limited, its subsidiaries and entities consolidated as per AS 21) has transactions with its related parties comprising associates/other related entities, key management personnel and relatives of key management personnel.

I.	Related parties

Associates/other related entities

Arteria Technologies Private Limited1, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, ICICI Merchant Services Private Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, Comm Trade Services Limited and ICICI Foundation for Inclusive Growth.

1.	Related party with effect from May 29, 2018.

Key management personnel

Mr. Sandeep Bakhshi1, Ms. Vishakha Mulye, Mr. Vijay Chandok, Mr. Anup Bagchi, Mr. N. S. Kannan2 and Ms. Chanda Kochhar3.

1.	Related party with effect from June 19, 2018.

2.	Related party upto June 18, 2018.

3.	Related party upto October 4, 2018.

Relatives of key management personnel

Ms. Mona Bakhshi1, Mr. Shivam Bakhshi1, Ms. Esha Bakhshi1, Ms. Minal Bakhshi1, Mr. Sameer Bakhshi1, Mr. Vivek Mulye, Ms. Vriddhi Mulye, Dr. Gauresh Palekar, Ms. Shalaka Gadekar, Ms. Manisha Palekar, Ms. Poonam Chandok, Ms. Saluni Chandok, Ms. Simran Chandok, Mr. C. V. Kumar, Ms. Shad Kumar, Ms. Sanjana Gulati, Ms. Mitul Bagchi, Mr. Aditya Bagchi, Mr. Shishir Bagchi, Mr. Arun Bagchi, Mr. Animesh Bagchi, Ms. Rangarajan Kumudalakshmi2, Ms. Aditi Kannan2, Ms. Sudha Narayanan2, Mr. Raghunathan Narayanan2, Mr. Rangarajan Narayanan2, Mr. Deepak Kochhar3, Mr. Arjun Kochhar3, Ms. Aarti Kaji3 and Mr. Mahesh Advani3.

1.	Related party with effect from June 19, 2018.

2.	Related party upto June 18, 2018.

3.	Related party upto October 4, 2018.

II.	Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

₹ in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Interest income
Associates/others	264.7	212.6
Key management personnel	11.7	9.0
Relatives of key management personnel	0.0[1]	0.1
Total interest income	276.4	221.7
Fee, commission and other income
Associates/others	58.3	25.1
Key management personnel	1.2	0.5
Relatives of key management personnel	0.2	0.0[1]
Total fee, commission and other income	59.7	25.6
Commission income on guarantees issued
Associates/others	0.1	0.1
Key management personnel	..	..
Relatives of key management personnel	..	..
Total commission income on guarantees issued	0.1	0.1
Insurance premium received
Associates/others	24.5	34.0
Key management personnel	1.1	2.6
Relatives of key management personnel	3.4	4.6
Total insurance premium received	29.0	41.2
Gain/(loss) on forex and derivative transactions (net)2
Associates/others	0.1	(0.0)[1]
Key management personnel	..	..
Relatives of key management personnel	..	..
Total gain/(loss) on forex and derivative transactions (net)	0.1	(0.0)1
Dividend income
Associates/others	63.8	63.8
Total dividend income	63.8	63.8
Reimbursement of expenses to the Group
Associates/others	..	3.3
Key management personnel	..	..
Relatives of key management personnel	..	..
Total reimbursement of expenses to the Group	..	3.3

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Recovery of lease of premises, common corporate and facilities expenses
Associates/others	59.7	69.2
Key management personnel	..	..
Relatives of key management personnel	..	..
Total recovery of lease of premises, common corporate and facilities expenses	59.7	69.2
Recovery of secondment of employees
Associates/others	9.4	8.7
Total recovery of secondment of employees	9.4	8.7
Interest expense
Associates/others	7.8	5.4
Key management personnel	4.2	10.2
Relatives of key management personnel	1.7	3.1
Total interest expense	13.7	18.7
Remuneration to wholetime directors3
Key management personnel	270.5	232.9
Total remuneration to wholetime directors	270.5	232.9
Reimbursement of expenses to related parties
Associates/others	0.1	0.1
Key management personnel	..	..
Relatives of key management personnel	..	..
Total reimbursement of expenses to related parties	0.1	0.1
Insurance claims paid
Associates/others	..	0.1
Key management personnel	0.1	..
Relatives of key management personnel	..	0.4
Total insurance claims paid	0.1	0.5
Brokerage, fee and other expenses
Associates/others	9,649.2	7,030.4
Key management personnel	..	..
Relatives of key management personnel	..	..
Total brokerage, fee and other expenses	9,649.2	7,030.4
Donation given
Associates/others	1,031.0	1,182.2
Total donation given	1,031.0	1,182.2

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Dividend paid
Associates/others	..	..
Key management personnel	10.5	8.5
Relatives of key management personnel	3.1	0.0[1]
Total dividend paid	13.6	8.5
Investments in the securities issued by related parties
Associates/others	10,000.0	12,907.0
Total investments in the securities issued by related parties	10,000.0	12,907.0
Redemption/buyback of investments
Associates/others	534.7	647.2
Total redemption/buyback of investments	534.7	647.2
Sale of fixed assets
Associates/joint ventures/others	..	..
Key management personnel	7.2	..
Relatives of key management personnel	..	..
Total sale of fixed assets	7.2	..

1.	Insignificant amount.

2.	The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

3.	Excludes the perquisite value on employee stock options exercised, contribution to gratuity fund and includes performance bonus paid during the period.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

Particulars		Year ended March 31, 2019	Year ended March 31, 2018
Interest income
1	India Infradebt Limited	261.4	212.6
Fee, commission and other income
1	India Infradebt Limited	58.3	23.4
Commission income on guarantees issued
1	NIIT Institute of Finance Banking and Insurance Training Limited	0.1	0.1
Insurance premium received
1	ICICI Foundation for Inclusive Growth	20.5	30.0
2	Mr. Vivek Mulye	3.1	3.2
Gain/(loss) on forex and derivative transactions (net)[2]
1	Arteria Technologies Private Limited[3]	0.1	N.A.
2	ICICI Merchant Services Private Limited	..	(0.0)[1]
3	India Infradebt Limited	..	(0.0)[1]
Dividend income
1	India Infradebt Limited	63.8	63.8
Reimbursement of expenses to the Group
1	India Infradebt Limited	..	3.3
Recovery of lease of premises, common corporate and facilities expenses
1	ICICI Foundation for Inclusive Growth	56.2	63.6
Recovery of secondment of employees
1	I-Process Services (India) Private Limited	9.4	8.7
Interest expense
1	ICICI Foundation for Inclusive Growth	2.3	2.4
2	India Infradebt Limited	2.2	1.7
3	Arteria Technologies Private Limtited[3]	1.6	N.A.
4	Ms. Chanda Kochhar[4]	3.0	9.5
Remuneration to wholetime directors[5]
1	Mr. Sandeep Bakhshi[6]	47.2	N.A.
2	Ms. Vishakha Mulye	50.2	43.1
3	Mr. Vijay Chandok	45.5	44.1
4	Mr. Anup Bagchi	44.1	37.3
5	Mr. N. S. Kannan[7]	9.4	45.1
6	Ms. Chanda Kochhar[4]	74.1	63.3

Particulars		Year ended March 31, 2019	Year ended March 31, 2018
Reimbursement of expenses to related parties
1	NIIT Institute of Finance Banking and Insurance Training Limited	0.1	0.1
Insurance claims paid
1	I-Process Services (India) Private Limited	..	0.1
2	Mr. Anup Bagchi	0.1	..
3	Mr. Deepak Kochhar[4]	..	0.4
Brokerage, fee and other expenses
1	I-Process Services (India) Private Limited	5,463.4	4,600.8
2	ICICI Merchant Services Private Limited	4,174.7	2,415.9
Donation given
1	ICICI Foundation for Inclusive Growth	1,031.0	1,182.2
Dividend paid
1	Mr. Sandeep Bakhshi[6]	3.2	N.A.
2	Ms. Vishakha Mulye	2.6	1.7
3	Mr. Vijay Chandok	0.0[1]	0.0[1]
4	Mr. Anup Bagchi	0.1	0.0[1]
5	Mr. N. S. Kannan[7]	..	1.1
6	Ms. Chanda Kochhar[4]	4.6	5.7
7	Mr. Shivam Bakhshi[6]	1.6	N.A.
Investments in the securities issued by related parties
1	India Infradebt Limited	10,000.0	12,907.0
Redemption/buyback of investments
1	India Advantage Fund-III	272.7	260.8
2	India Advantage Fund-IV	262.0	386.4
Sale of fixed assets
1	Ms. Chanda Kochhar[4,8]	7.2	..
1.	Insignificant amount.

2.	The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

3.	Related party with effect from May 29, 2018.

4.	Related party upto October 4, 2018.

5.	Excludes the perquisite value on employee stock options exercised, contribution to gratuity fund and includes performance bonus paid during the period.

6.	Related party with effect from June 19, 2018.

7.	Related party upto June 18, 2018.

8.	Includes amount pertaining to full and final settlement given to Ms. Kochhar. Attention is also invited to press release by the Bank dated January 30, 2019 in the matter of Findings in the Enquiry Report of Hon’ble Mr. Justice (Retd.) B.N. Srikrishna (https://www.icicibank.com/managed-assets/docs/about-us/2019/icici-bank-statement-on-findings-in-enquiry-report.pdf).

IV.	Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

₹ in million

Items	Year ended March 31, 2019	Year ended March 31, 2018
Deposits with the Group
Associates/others	522.9	1,069.6
Key management personnel	63.2	146.1
Relatives of key management personnel	13.5	120.8
Total deposits with the Group	599.6	1,336.5
Payables
Associates/others	1,797.1	761.0
Key management personnel	0.0[1]	0.0[1]
Relatives of key management personnel	0.0[1]	0.0[1]
Total payables	1,797.1	761.0
Investments of the Group
Associates/others	10,777.0	6,939.3
Key management personnel	..	..
Relatives of key management personnel	..	..
Total investments of the Group	10,777.0	6,939.3
Investments of related parties in the Group
Associates/others	..	..
Key management personnel	6.5	10.7
Relatives of key management personnel	9.5	0.0[1]
Total investments of related parties in the Group	16.0	10.7
Advances by the Group
Associates/others	45.0	..
Key management personnel	254.1	161.1
Relatives of key management personnel	0.4	0.7
Total advances by the Group	299.5	161.8

Receivables
Associates/others	123.0	85.7
Key management personnel	..	..
Relatives of key management personnel	..	..
Total receivables	123.0	85.7
Guarantees issued by the Group
Associates/others	11.2	1.1
Key management personnel	..	..
Relatives of key management personnel	..	..
Total guarantees issued by the Group	11.2	1.1
1.	Insignificant amount.

2.	At March 31, 2019, 20,022,000 (March 31, 2018: 38,444,750) employee stock options for key management personnel were outstanding. Excludes stock options granted to key management personnel, which are pending regulatory approvals.

3.	During the year ended March 31, 2019, 2,062,000 (year ended March 31, 2018: 408,119), employee stock options with total exercise price of ₹ 296.3 million (year ended March 31, 2018: ₹ 60.0 million) were exercised by the key management personnel.

Authorised signatory /s/ Rakesh Jha
Place: Mumbai Date: June 4, 2019	Rakesh Jha Group Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	June 4, 2019	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager